November 21, 2005
Ms. Nili Shah
Accounting Branch Chief
Division of Corporation Finance
100 F Street, NE
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0510

RE:	Andrew Corporation
Form 10-K for the fiscal year ended September 30, 2004
Filed December 13, 2004
Forms 10-Q for the Fiscal Quarters Ended December 31, 2004,
March 31, 2005 and June 30, 2005
File No. 0-21682
Dear Ms. Shah:
In our teleconference of November 16, you had requested that we provide you with the company’s position regarding the Staff’s comments on the warranty and segment matters as discussed in your letter dated October 12, 2005.
Response:
We understand the Staff’s position on the warranty and segment matters, and management is prepared to recommend to the Audit Committee that the loss contingency recorded in the quarter-ended March 31, 2005 be accrued as of December 31, 2004, and that the company should present five reportable segments in its financial statements. However, we are currently engaged in preparing our 2005 10-K and have not completed gathering the data required for the amended filings requested by the Staff. Therefore, management plans to complete this effort and convene a special meeting of the Audit Committee during the first week of December to resolve these matters, and to review and approve the company’s 2005 10-K filing.
Notwithstanding our earlier discussion regarding incorporating these changes into our 2005 10-K, we respectfully request that the Staff not require the company to prepare amended filings. Given the close proximity in timing between when amended statements could be prepared, audited by our independent auditors, reviewed by our Audit Committee and the Staff, and then be filed, compared to our 10-K filing date of December 14, the company would propose the following: i) in the Quarterly Financial

Information footnote in our 10-K, we will include the loss contingency in the December quarter and provide explanatory comments, and ii.) we will disclose five reportable segments in our Segment Information and quarterly footnotes. As the Staff requested, we will provide the relevant sections of our 10-K that reflect these changes to you for review prior to filing it.
If you have any questions or comments regarding this letter, please contact the undersigned at (708) 873-3600.

Very truly yours,
/s/ Marty R. Kittrell
Marty R. Kittrell
Chief Financial Officer

Cc:	Ms. Tracey Houser (Securities and Exchange Commission) Mr. Nathan Cheney (Securities and Exchange Commission) Mr. James P. Sherman (Ernst & Young LLP) Mr. Dewey B. Crawford (Foley & Lardner LLP)